Exhibit (h)(4)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Expense Limitation Agreement

AGREEMENT made as of April 13, 2018, by and between GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Adviser”), and GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of its series, GMO High Yield Fund (the “Fund”).

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are parties to an investment management contract dated April 13, 2018 (“Management Contract”); and

WHEREAS, the Adviser is willing to reimburse the Fund for a portion of its operating expenses;

NOW, THEREFORE, provided that the fee rates set forth in (i) Management Contract and (ii) the Amended and Restated Servicing and Supplemental Support Agreement between the Trust and the Adviser remain unchanged, the Adviser and the Fund agree as follows:

1.	The Adviser agrees to waive its fees and/or reimburse the Fund for the portion of its “specified operating expenses” (as defined below) that exceeds 0.10% of the Fund’s average daily net assets for the Fund’s fiscal year (the “expense limit”). As used in this Agreement, “specified operating expenses” means: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of the Adviser, organizational and start-up expenses, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses.

2.	With respect to the Fund, the Adviser shall be permitted to recover from the Fund, on a class-by-class basis, expenses it has borne or reimbursed subsequent to the effective date of this Agreement (whether through reduction of its management fee or otherwise) to the extent that the Fund’s specified operating expenses in subsequent periods fall below the lesser of (1) the expense limit in effect at the time the Adviser waives or limits the expenses and (2) the expense limit in effect at the time the Adviser seeks to recover the expenses; provided, however, that the Fund will not be obligated to pay any amounts more than three years after the Adviser bore or reimbursed such amounts.

3.	This Agreement shall take effect as of the effective date of the Fund’s initial prospectus and shall continue in effect through June 30, 2019. During the period covered by this Agreement, the expense limitation arrangement set forth above may only be modified by a majority vote of the “non-interested” trustees of the Fund (as defined under the Investment Company act of 1940, as amended.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement on the day and year first above written.

GMO TRUST, on behalf of its series GMO HIGH YIELD FUND

By:	/s/ Douglas Charton
Name:	Douglas Charton
Title:	Vice President

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ Greg Pottle
Name:	Greg Pottle
Title:	General Counsel

Reviewed by: DYC

This Agreement is executed on behalf of  Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually.  The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon  GMO and its assets.  A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Fund.

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